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                                                                    EXHIBIT 99.4


                                  March 9, 1999



SunGard Data Systems Inc.
1285 Drummers Lane
Wayne, Pennsylvania 19087

Gentlemen:

         Reference is made to the Agreement (the "Agreement"), dated as of March 9, 1999, by and between SunGard Data Systems Inc. and Oshap Technology Ltd. Capitalized terms shall have the meaning assigned to such terms in the Agreement.

         In consideration of S Company's willingness to enter into the Agreement, the undersigned hereby irrevocably agrees to vote all options to purchase Company Ordinary Shares held by him in favor of the Arrangement at any Optionholders Meeting. The undersigned hereby appoints each of Lawrence A. Gross, Michael J. Ruane and SunGard Data Systems Inc., and each of them, the attorneys and proxies of the undersigned with full power of substitution and resubstitution to the full extent of the undersigned's rights to vote all options to purchase Company Ordinary Shares held by him. The attorneys and proxies named above will be empowered, and may exercise this proxy, at any time during the period from the date hereof through the Optionholders Meetings, however called, and at every adjournment or postponement thereof, to (i) appear at the Optionholders Meetings, or any adjournments or postponements thereof, for the purpose of establishing a quorum, and (ii) vote or cause to be voted the options in favor of the Arrangement. The undersigned agrees not to transfer any such options unless the transferee undertakes in writing to be bound by this letter agreement. This agreement shall remain in full force and effect unless and until the Arrangement is consummated or the Agreement is terminated in accordance with its terms.



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